As filed with the Securities and Exchange Commission on December 3, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934)

Voya Prime Rate Trust

(Name of Issuer)

Voya Prime Rate Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

92913A100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Prime Rate Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

1-800-992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.

F. Xavier Kowalski, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$103,783,215.12(a)	$11,322.75(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 21,576,552 common shares in the offer (15% of the issued and outstanding common shares as of December 1, 2020) based upon a price of $4.81 (99% of the net asset value per share on December 1, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Voya Prime Rate Trust, a Massachusetts business trust (the “Trust”), to repurchase 15% of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), in exchange for cash at a price equal to 99% of the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Shares are traded, on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2020 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)    The name of the issuer is Voya Prime Rate Trust, a diversified closed-end management investment company, organized as a Massachusetts business trust (the “Trust”). The principal executive offices of the Trust are located at 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. The telephone number of the Trust is 1-800-992-0180.

(b)    The title of the securities being sought is common shares of beneficial interest, no par value. As of December 1, 2020, there were 143,843,683 Shares issued and outstanding.

(c)    The principal market in which the Shares are traded is the NYSE. The Trust began trading on the NYSE on March 9, 1992, as Pilgrim America Prime Rate Trust. For information on the high and low closing (as of the close of ordinary trading on the NYSE on the last day of each of the Trust’s fiscal quarters) market prices of the Shares in such principal market for each quarter for the past two calendar years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)    The Trust is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Trust”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Trust”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2)    Not applicable.

(b)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e)    The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information About the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a)    The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a)    No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated December 3, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on December 3, 2020*

(b)	None.

(b)(1)

Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company, and The Bank of Nova Scotia dated July 18, 2016 (incorporated by reference to Exhibit (k)(1) of Amendment No. 114 to the Trust’s Registration Statement on Form N-2 (File No. 811-05410), filed with the Securities and Exchange Commission on June 26, 2017).

(b)(2)

First Amendment, dated July 17, 2017, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company, and The Bank of Nova Scotia (incorporated by reference to Exhibit (k)(1)(i) of Amendment No. 118 to the Trust’s Registration Statement on Form N-2 (File No. 811-05410), filed with the Securities and Exchange Commission on June 22, 2018).

(b)(3)

Second Amendment, dated July 16, 2018, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia (incorporated by reference to Exhibit (k)(1)(ii) of Amendment No. 122 to the Trust’s Registration Statement on Form N-2 (File No. 811-05410), filed with the Securities and Exchange Commission on June 26, 2020).

(b)(4)

Third Amendment, dated July 15, 2019, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia (incorporated by reference to Exhibit (k)(1)(iii) of Amendment No. 122 to the Trust’s Registration Statement on Form N-2 (File No. 811-05410), filed with the Securities and Exchange Commission on June 26, 2020).

(b)(5)

Fourth Amendment, dated March 20, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia (incorporated by reference to Exhibit (k)(1)(iv) of Amendment No. 122 to the Trust’s Registration Statement on Form N-2 (File No. 811-05410), filed with the Securities and Exchange Commission on June 26, 2020).

(b)(6)	Fifth Amendment, dated July 8, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.*

(b)(7)	Sixth Amendment, dated August 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.*

(b)(8)	Seventh Amendment, dated September 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.*

(b)(9)	Eighth Amendment, dated October 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.*

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Voya Prime Rate Trust

By:	/s/ Paul Caldarelli
Name: Paul Caldarelli
Title: Assistant Secretary

Dated: December 3, 2020

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated December 3, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press release issued on December 3, 2020.

(b)(6)	Fifth Amendment, dated July 8, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.

(b)(7)	Sixth Amendment, dated August 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.

(b)(8)	Seventh Amendment, dated September 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.

(b)(9)	Eighth Amendment, dated October 21, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia.